Exhibit 99.2

Paragon Asks the Independent Directors of Ocean Power Technologies

to Consider the Decisions they are Approving

EASTON, PA – October 24, 2023

To the Independent Directors of Ocean Power Technologies, Inc.:

This letter is being provided by Paragon Technologies, Inc. (“Paragon”) (OTCPink:PGNT), to the independent directors of Ocean Power Technologies, Inc. (“OPT” or the “Company”)--Terence J. Cryan, Peter E. Slaiby, Clyde W. Hewlett, Natalie M. Lorenz-Anderson, and Diana G. Purcel.

We suspect that you are not being fully informed and may not fully understand the nature of the actions you have taken, which appear to have been taken not in an effort to carefully carry out your fiduciary duties and allow OPT shareholders to vote on qualified director candidates, but to block those candidates from ever being presented to shareholders.

In your extreme efforts to block Paragon’s campaign to benefit shareholders, you have approved the following:

1.	You adopted new burdensome advance notice by-laws only weeks after Paragon first requested board representation, and in Court you falsely claimed that the purpose of the new provisions was to address new SEC universal proxy rules, which were in effect prior to your last annual meeting. It appears that you designed these by-laws to give OPT the ability to block shareholders from nominating director candidates.

2.	You adopted an anti-shareholder poison pill only weeks after Paragon first requested board representation, supposedly to protect OPT’s NOLs but despite having significant NOLs for 30 years. We have little doubt that your board discussion regarding the poison pill acknowledged that protecting your NOLs was only a pretext for the poison pill that was aimed at Paragon.

3.	You have engaged multiple high-priced law firms, not to ensure that OPT’s shareholders have the benefit of a fair election at your 2023 annual meeting, but to impede and block Paragon’s efforts to even nominate director candidates. While the company has annual revenues of only $2.7 million and annual losses of $26.3 million, you are likely to pay more than a few million dollars to these law firms. Shouldn’t your fiduciary duties require you to preserve the cash and just let shareholders vote?

4.	You engaged an extremely expensive proxy defense firm, which OPT can hardly afford, that does not appear to have the goal of assisting you in carefully fulfilling your fiduciary duties. Ask your expensive defense firm if their goal is to help you facilitate a fair election for your shareholders or to block Paragon’s director candidates at any cost.

5.	You blocked Paragon from having access to OPT books and records so that it could investigate why OPT keeps increasing expenses and board and management compensation when OPT keeps losing more and more money, knowing that this would lead to expensive litigation. You lost this litigation, with the Court finding a “credible basis that wrongdoing occurred” at OPT under your supervision.

6.	Instead of working cooperatively with Paragon regarding access to books and records, you immediately filed and wasted additional OPT resources on a motion to disqualify our counsel, which you lost.

7.	You rejected Paragon’s nomination notice, instead of allowing shareholders to vote to decide who their directors will be, knowing that this would lead to a second expensive litigation that is now pending.

8.	You engaged in bad faith with Paragon’s request for shareholder lists, falsely telling the Court that Paragon requested lists without intending to collect them, while offering the lists subject to conditions that Paragon, its nominees and proxy advisor could not reasonably accept and subject to the payment of an unjustified ransom. You continue to play games with Paragon’s request for shareholder lists, which will likely lead to a third expensive litigation that OPT can hardly afford.

9.	You appear to be engaged in a strategy to increase Paragon’s costs, while OPT itself can hardly afford the exorbitant fees you are incurring, as OPT’s losses continue to grow and its stock price continues to decline. In the registration statement that you signed and filed with the SEC, should you disclose to investors currently buying your stock through the market the extreme amounts you plan to spend blocking a fair election?

10.	You have ignored Paragon’s calls for OPT to cut costs. Instead, your CFO has said that expenses will be at the same level in fiscal 2024 and your CEO has said that OPT’s “strategy is working,” while OPT continues to march steadily towards insolvency.

Why not just let shareholders vote?  What is your management afraid of?  Are you completely comfortable spending OPT’s precious cash, cash that is declining rapidly due to OPT’s increasing expenses, while trying to raise funds by selling stock at $0.32 per share?  You will soon be the subject of depositions and likely further litigation regarding the details of these actions.  We strongly suggest that you engage independent counsel to provide you with unbiased advice.

Sincerely,

Paragon Technologies, Inc.

Paragon Technologies, Inc. (“Paragon”) (OTCPink:PGNT), a diversified holding company, owns approximately 3.9% of the outstanding shares of the Company, which we believe makes Paragon the single largest shareholder in OPT.

We appreciate the support from shareholders thus far. We would like to hear from you.  If you have any questions or would like to provide us with your contact information, please contact our Proxy Solicitor, Alliance Advisors at:

Alliance Advisors
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Toll-Free Phone: 855-200-8651

Email: OPTT@allianceadvisors.com

Please email us at ir@pgntgroup.com if you would like to learn more.

_________________

Paragon Technologies, Inc., together with the other participants named herein, intends to make a filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement and an accompanying proxy card to be used to solicit votes for the election of director nominees at the 2023 annual meeting of shareholders of Ocean Power Technologies, Inc., a Delaware corporation (the “company”).

Paragon Technologies, Inc. is the beneficial owner of 2,316,307 shares of common stock of the company, par value $0.001 per share (“common stock”).

Paragon Technologies, Inc., and Paragon’s director nominees Hesham M. Gad, Shawn M. Harpen, Jack H. Jacobs, Robert J. Tannor and Samuel S. Weiser, will be the participants in the proxy solicitation. Mr. Tannor beneficially owns 213,733 shares of the company’s common stock through Tannor Partners Credit Fund LP, which is controlled by Mr. Tannor. Tannor Capital Advisors LLC is the general partner and investment manager of Tannor Partners Credit Fund LP, and Mr. Tannor is the sole officer and manager of Tannor Capital Advisors LLC. Mr. Tannor has the sole power to direct the voting and disposition of those shares. Mr. Gad, Executive Chairman of Paragon’s Board of Directors and Chief Executive Officer of Paragon, and Messrs. Jacobs and Weiser, directors of Paragon, may be deemed to beneficially own the shares of the company’s common stock held by Paragon. Ms. Harpen does not own beneficially or of record any securities of the company. Updated information regarding the participants and their direct and indirect interests in the solicitation, by security holdings or otherwise, will be included in Paragon’s proxy statement and other materials filed with the SEC.

SHAREHOLDERS OF THE COMPANY SHOULD READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE COMPANY’S ANNUAL MEETING, PARAGON’S SOLICITATION OF PROXIES AND PARAGON’S NOMINEES TO THE BOARD. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT WWW.SEC.GOV OR FROM PARAGON TECHNOLOGIES, INC. REQUESTS FOR COPIES, WHEN AVAILABLE, SHOULD BE DIRECTED TO PARAGON’S PROXY SOLICITOR.